Caledonia Mining Announces the Commissioning
of the No. 4 Shaft Project

Toronto, Ontario – October 21, 2010:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the commissioning of the underground installations relating to the No. 4 Shaft Project at the Blanket Gold Mine in Zimbabwe (“Blanket”).

The underground crushing station and automated shaft-bottom loading system have been successfully commissioned.  The commissioning of the shaft-bottom loading system removes the need to multiple-handle ore prior to it being hauled to surface, with a resultant improvement in efficiency and reduction in costs.

Blanket has now commenced the ramp-up in production to a target rate of 1,000 tonnes per day which is expected to yield approximately 40,000 ounces of gold per annum. This ramp-up is planned to be completed by the end of December 2010, but gold production will remain subject to the availability of sufficient electrical power which is essential if the metallurgical plant is to process this volume of ore.

Blanket has already installed and commissioned the additional rod-milling capacity to handle production at 1,000 tonnes per day.

In order to overcome the problem of power interruptions Blanket intends to install three more 2,500 kVA diesel-powered standby generators before the end of the year which will allow all underground and surface operations to continue during interruptions of the  electricity supply.

Commenting on the culmination of this phase of the Project, Stefan Hayden, President and CEO, said “This is a very important milestone in the development of the Blanket Mine which was designed and completed in-house and within budget, thanks to the excellent work by the management teams and staff at both Caledonia and Blanket.  I now look forward to Blanket achieving its target rate of production of 40,000 ounces of gold per annum before the end of the year.”

For more information, please contact:

Mark Learmonth              Alex Buck                    Martin Eales

Caledonia Mining                          BuckBias                                 RBC Capital Markets
Tel: +27 11 447 2499                       Tel: +44 7932 740 452            Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com